November 16, 2009

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention:  H. Roger Schwall

Re:          Golden Minerals Company

Registration Statement on Form S-1

Filed October 14, 2009

File No. 333-162486

Dear Mr. Schwall:

On behalf of Golden Minerals Company (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated November 4, 2009, regarding the Company’s Registration Statement on Form S-1 as filed on October 14, 2009.  In connection herewith, the Company has filed by EDGAR Amendment No. 1 to the Registration Statement on Form S-1.  Enclosed is a copy of Amendment No. 1 to the Registration Statement marked to reflect the changes made.  If additional copies are needed, please let us know.

The Staff’s November 4 letter notes that disclosure in the Registration Statement must be updated and all omitted exhibits must be filed prior to effectiveness.  The Company has revised the Registration Statement to update various disclosure items and has filed several of the exhibits omitted from the initial filing.  In the next several weeks, the Company intends to file a further amendment to the Registration Statement which will include all omitted exhibits.  In addition, the Company confirms that the subsequent amendment will include all remaining disclosure items (including the identification of the selling stockholders) and will update disclosure throughout the prospectus as necessary.

Brian Boonstra • 303 892 7348 • brian.boonstra@dgslaw.com

1550 Seventeenth Street • Suite 500 • Denver, Colorado 80202 • 303 892 9400 • fax 303 893 1379

www.dgslaw.com

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7348.

Sincerely,

/s/ Brian Boonstra

Brian Boonstra
for
DAVIS GRAHAM & STUBBS LLP

cc:	Joseph Sun
Timothy Levenberg
Robert P. Vogels